Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Air Canada reports 25 consecutive months of record system load factors

    System passenger load factor at 82.2 per cent - highest ever for April

    MONTREAL, May 4 /CNW Telbec/ - Air Canada reported a system load factor of 82.2 per cent in April 2006. The mainline carrier flew 3.0 per cent more revenue passenger miles (RPMs) in April 2006 than in April 2005, according to preliminary traffic figures. Overall, capacity increased by 1.0 per cent, resulting in a load factor of 82.2 per cent, compared to 80.5 per cent in
April 2005; an increase of 1.7 percentage points.
    Jazz, ACE's regional subsidiary, flew 77.8 per cent more revenue passenger miles in April 2006 than in April 2005, according to preliminary traffic figures. Capacity increased by 75.9 per cent, resulting in a load factor of 71.3 per cent, compared to 70.5 per cent in April 2005; an increase of 0.8 percentage points.
    System traffic, on a combined basis for Air Canada and ACE's regional carrier, Jazz, rose 6.4 per cent on a capacity increase of 4.7 per cent, resulting in a load factor of 81.2 per cent. North American traffic, on a combined basis rose 8.5 per cent.
    "In April we reported a 1.7 percentage point increase in load factor over last year's record for the month, marking the beginning of a third year of consecutive record load factors," said Montie Brewer, President and Chief
Executive Officer. "It is even more satisfying that along with these record loads, we continue to benefit from improved yields. I am particularly pleased with the ongoing strength of our North American performance with Air Canada and Jazz together reporting an 8.5 per cent increase in traffic over the same month last year. I am very proud of Air Canada's employees who once again handled record volumes at the same time as they exceeded operational performance goals for the month."

    This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

    <<

    -------------------------------------------------------------------------
                             AIR CANADA MAINLINE
                               (Includes Jetz)
    -------------------------------------------------------------------------
                              APRIL                      YEAR-TO-DATE
              ---------------------------------------------------------------
                       2006    2005   Change       2006     2005  Change
    -------------------------------------------------------------------------
    Traffic
     (RPMs
     millions)        3,484   3,382     +3.0%    13,877   13,494    +2.8%
    -------------------------------------------------------------------------
    Capacity
     (ASMs
     millions)        4,240   4,200     +1.0%    17,321   17,084    +1.4%
    -------------------------------------------------------------------------
    Load Factor        82.2%   80.5%    +1.7 pts   80.1%    79.0%   +1.1 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs      943   1,005     -6.2%     3,605    3,790    -4.9%
              ---------------------------------------------------------------
    Canada    ASMs    1,187   1,225     -3.1%     4,576    4,818    -5.0%
              ---------------------------------------------------------------
              Load
               Factor  79.4%   82.0%    -2.6 pts   78.8%    78.7%   +0.1 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs      633     549    +15.3%     2,698    2,456    +9.9%
              ---------------------------------------------------------------
    U.S.      ASMs      784     740     +5.9%     3,365    3,256    +3.3%
     Trans-   ---------------------------------------------------------------
     border   Load
               Factor  80.7%   74.2%    +6.5 pts   80.2%    75.4%   +4.8 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs      906     818    +10.8%     3,231    2,908   +11.1%
              ---------------------------------------------------------------
    Atlantic  ASMs    1,022     943     +8.4%     3,935    3,532   +11.4%
              ---------------------------------------------------------------
              Load
               Factor  88.6%   86.7%    +1.9 pts   82.1%    82.3%   -0.2 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs      647     668     -3.1%     2,508    2,516    -0.3%
              ---------------------------------------------------------------
    Pacific   ASMs      792     830     -4.6%     3,077    3,115    -1.2%
              ---------------------------------------------------------------
              Load
               Factor  81.7%   80.5%    +1.2 pts   81.5%    80.8%   +0.7pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs      355     342     +3.8%     1,835    1,824    +0.6%
              ---------------------------------------------------------------
    Latin     ASMs      455     462     -1.5%     2,368    2,363    +0.2%
     America  ---------------------------------------------------------------
     & Other  Load
               Factor  78.0%   74.0%    +4.0 pts   77.5%    77.2%   +0.3 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                     ACE AVIATION HOLDINGS INC. REGIONAL
                                   (Jazz)
    -------------------------------------------------------------------------
                              APRIL                      YEAR-TO-DATE
              ---------------------------------------------------------------
                       2006    2005   Change       2006     2005  Change
    -------------------------------------------------------------------------
    Traffic
     (RPMs
     millions)          281     158    +77.8%     1,109      607   +82.7%
    -------------------------------------------------------------------------
    Capacity
     (ASMs
     millions)          394     224    +75.9%     1,568      867   +80.9%
    -------------------------------------------------------------------------
    Load Factor        71.3%   70.5%    +0.8 pts   70.7%    70.0%   +0.7 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs      212     115    +84.3%       832      453   +83.7%
              ---------------------------------------------------------------
    Canada    ASMs      293     160    +83.1%     1,149      624   +84.1%
              ---------------------------------------------------------------
              Load
              Factor   72.4%   71.9%    +0.5 pts   72.4%    72.6%   -0.2 pts
    -------------------------------------------------------------------------
              RPMs       69      43    +60.5%       277      154   +79.9%
              ---------------------------------------------------------------
    U.S.      ASMs      101      64    +57.8%       419      243   +72.4%
     Trans-   ---------------------------------------------------------------
     border   Load
               Factor  68.3%   67.2%    +1.1 pts   66.1%    63.3%   +2.8 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                CONSOLIDATED
                       (AIR CANADA MAINLINE AND JAZZ)
    -------------------------------------------------------------------------
                              APRIL                      YEAR-TO-DATE
              ---------------------------------------------------------------
                       2006    2005   Change       2006     2005  Change
    -------------------------------------------------------------------------
    Traffic
     (RPMs millions)  3,765   3,540     +6.4%    14,986   14,101    +6.3%
    -------------------------------------------------------------------------
    Capacity
     (ASMs millions)  4,634   4,424     +4.7%    18,889   17,951    +5.2%
    -------------------------------------------------------------------------
    Load Factor        81.2%   80.0%    +1.2 pts   79.3%    78.6%   +0.7 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs    1,155   1,120     +3.1%     4,437    4,243    +4.6%
              ---------------------------------------------------------------
    Canada    ASMs    1,480   1,385     +6.9%     5,725    5,442    +5.2%
              ---------------------------------------------------------------
              Load
               Factor  78.0%   80.9%    -2.9 pts   77.5%    78.0%   -0.5 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs      702     592    +18.6%     2,975    2,610   +14.0%
              ---------------------------------------------------------------
    U.S.      ASMs      885     804    +10.1%     3,784    3,499    +8.1%
     Trans-   ---------------------------------------------------------------
     border   Load
               Factor  79.3%   73.6%    +5.7 pts   78.6%    74.6%   +4.0 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
              RPMs    1,908   1,828     +4.4%     7,574    7,248    +4.5%
              ---------------------------------------------------------------
    Inter-    ASMs    2,269   2,235     +1.5%     9,380    9,010    +4.1%
     national ---------------------------------------------------------------
              Load
              Factor   84.1%   81.8%    +2.3 pts   80.7%    80.4%   +0.3 pts
    -------------------------------------------------------------------------
    >>
    %SEDAR: 00020954EF          %CIK: 0000861959

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver),
(604) 270-5741; aircanada.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/
    (ACE.RV. ACE.B. JAZ.UN.)

CO:  AIR CANADA; AIR CANADA - CORPORATE - FINANCIAL; AIR CANADA JAZZ

CNW 16:01e 04-MAY-06